Exhibit 99.1

FOUNDER GROUP LIMITED (the Company)
Notice of meeting of shareholders

The Company gives notice that a meeting of the shareholders of the Company will be held on 5 December 2025 at 10 am (Eastern Time) electronically: https://teams.microsoft.com/l/meetup-join/19%3ameeting_YzQ3NGE4MDAtMmIyMC00OGVmLWIyZWQtNDAxYzYxMTRiOWY0%40thread.v2/0?context=%
7b%22Tid%22%3a%22b25d131b-1c5b-4090-8202-729bd01f0e4c%22%2c%22Oid%22%3a%22f28c19ab-1bc9-4ca2-aa06-2a5840057b64%22%7d (Meeting ID: 484 828 914 494 68, Passcode: 7Hp2go3F), for the purpose of considering, and if thought fit, passing each resolution set out below.

1.	That the payment of director fees to each director of the Company in the aggregate amount of up to USD$350,000.00 for the year ending 31 December 2026 be approved.

2.	That the appointment of JP Centurion & Partners Plt as the auditor of the Company be approved for financial year 2025.

3.	To amend and restate the memorandum and articles of association of the Company to replace in their entirety articles 21.2(a), 21.2(b) and 21.3 with the following:

Clause 21.2 (Appointment of auditor)

(a)	The auditor shall be appointed by resolution of directors.

(b)	The directors may by a resolution of directors remove any appointed auditor despite any contract between the Company and the auditor but without prejudice to any claim for compensation or damages by the auditor.

Clause 21.3 (Remuneration of auditor)

The remuneration of the auditor is to be fixed by a resolution of directors.

DATED: 20 November 2025.

By order of the directors

Thien Chiet Chai	Lee Seng Chi
Director	Director

Marco Baccanello	Sin Siew Kuen
Director	Director

Baharin Bin Din
Director

Important notes for shareholders

1.	You may appoint a proxy to exercise your rights to attend, vote and speak at the meeting. Your proxy need not be a shareholder of the Company.

2.	A proxy form is enclosed with this notice. It contains important instructions about completing and giving it to the Company.

3.	You must ensure that your completed and signed proxy form, and any power of attorney or other authority (if any) under which it is signed, submitted in hard copy, is delivered to No. 17, Jalan Astana 1D, Bandar Bukit Raja 41050 Klang, Selangor Darul Ehsan, Malaysia (Attention to: See Sian Seong). If submitted in electronic copy, this proxy form must be delivered to seansee@founderenergy.com.my before 4 December 2025. Proxy forms received after that time may be disregarded.

4.	In the case of joint holders, only the senior holder may vote (whether in person or by proxy) at the meeting. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of shareholders.

5.	If you are a body corporate you may (instead of appointing a proxy) appoint an individual (a representative) to act as your representative at the meeting. Your representative must be appointed by a resolution of your directors or other governing body. Your representative may exercise on your behalf all of the powers that you could exercise if you were an individual shareholder of the Company.

6.	All shareholders of the Company at the close of business on 20 November 2025 (being the record date) are entitled to receive notice of, attend and vote on the matters to be acted on at the meeting.